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FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersign investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Robbi Louise Thomas dba Black Rose Enterprises

Address of Principal Business Office (No. & Street,  City,  State,  Zip Code):

3701 Frey Lake rd. NW
FEDERAL RESERVE BANK OF Chicago
Chicago, Illinois 60604

Telephone Number (including area code):  404-992-0589

Name and Address of Agents for Service of Process:

Civilian(s)/Chapiter Resident(s): Robbi Louise Thomas, President and Cheif Executive
 Officer
:Department of Health, Board of Directors:
 MI Registrar file No. 121-0137233,
Principal Financial and Accounting Officer as transfer agent:

BLACK ROSE ENTERPRISES
C/O Robbi Louise Thomas
FEDERAL RESERVE BANK OF CHICAGO
Chicago, Illinois IL 60604

Yes this Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A.

Pursuant to the requirements of the Investment Company Act of 1940, the undersign registrant does sign this notification of registration on its behalf of the city of Chicago and state of ILLINOIS on the 7TH day of FEBRUARY of 2019.



BLACK ROSE ENTERPRISES
Sig? nature Robbi Louise Thomas
Registrant: Robbi Louise Thomas dba Black Rose Enterprises
Name of Sponsor: Robbi Louise Thomas
Attest: Jonathan Bernard Thomas
Title: Civilian


MERCHANT-RESIDENT-MASTER-SEAMAN
MI  REGISTRAR NO. 121-0137233
DBA Black Rose Enterprises


Kennesaw, GA 30144
MARKET IDENTIFIER NO. ###-##-####



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549